

August 29, 2023

Lisa Tang
Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210
People's Republic of China

      Re: Boqii Holding Ltd
            Form 20-F for the Fiscal Year Ended March 31, 2023
            File No. 001-39547

Dear Lisa Tang:

    We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 128

1.   We note your statement that you reviewed your register of members and public filings made by your shareholders, including reports of beneficial ownership on Schedule 13G, and where applicable, the amendments thereto, as well as inquiries to the relevant shareholders by your Company, in connection with your required submission under paragraph (a) and your disclosure that you have not relied upon any legal opinions or third-party certifications, such as affidavits, as the basis. Please supplementally describe any additional materials that were reviewed. In your response, please provide a similarly detailed discussion of the additional materials reviewed or relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or

affiliations with, committees of the Chinese Communist Party factored into your determination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Li He